SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431-1

SUMMARY OF THE MINUTES OF THE 167th SPECIAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba – State of Paraná. 2. DATE AND TIME: January 11, 2006 – at 2:00 pm. 3. CALL NOTICE: Call notice published by the Official Gazette of the State and newspapers “O Estado do Paraná” and “Diário Comércio Indústria e Serviços – DCI”. 4. QUÓRUM: eighty six wholes, seventeen hundredth per cent (86.17%) of the voting capital, as per signatures on the Shareholders’ Attendance Book 3, page 39. 5. PRESIDING BOARD: SÉRGIO BOTTO DE LACERDA - Chairman; PAULO ROBERTO TROMPCZYNSKI – acting CEO of the Company; MARLOS GAIO - Secretary.
6. DELIBERATIONS:
I. approved, by unanimous vote, the changes in the Company’s Bylaws to transfer the responsibility for Copel’s participation in other corporations from the Business Management Office to the Finance and Investor Relations Office, through the exclusion if items VIII and IX of article 23 and the inclusion of items VII and VIII in article 24, with the following wording: “Art. 24 It is the responsibility of the Chief Financial and Investor Relations Officer: (...) VII – to promote the management of assets of companies where the Company has participation; and VIII – to coordinate studies and implementation of new businesses’ opportunities with our without third parties”.
II. approved, by unanimous vote, the adequacy of the head of article 4, in accordance with the prerogative foreseen at paragraph 1 of article 7, both in the Company’s bylaws, due to the conversion of PNA shares into PNB shares, as requested by shareholders;
III. dismissed from Copel’s Board of Directors, by unanimous vote, with the abstention from the shareholder BNDES Participações S.A. – BNDESPAR, trough its representative, Ms. Maria Aparecida Rodrigues Plaça, elected for the 2005/2007 office period as a representative of the Company’s employees, substantiated by articles 153, 154, 155 and 158, subparagraph II, of the Brazilian Corporate Law, being a responsibility of the Executive Board to call an election jointly with the Company’s employees, under the terms of the applicable state regulations, and to nominate the representative elected by the Company’s employees on the election at a new Special Shareholders’ Meeting, which will be timely called.
SIGNATURES: SÉRGIO BOTTO DE LACERDA – State of Paraná representative and Chairman of the Meeting; PAULO ROBERTO TROMPCZYNSKI – Acting CEO of the Company; DELVANI ALVES LEME – BNDES Participações S.A. - BNDESPAR and Centrais Elétricas Brasileiras S.A. – ELETROBRÁS; ANTONIO RYCHETA ARTEN – Chairman of the Fiscal Council; GEORGE WASHINGTON TENÓRIO MARCELINO – The Master Trust Bank of Japan, Ltd. RE: MTBC400035147; Norges Bank; MARIA APARECIDA RODRIGUES PLAÇA – Member of the Board of Directors; MARLOS GAIO – Secretary.

Full text of the Minutes of the 167th Special Shareholders’ Meeting was drawn up on Book #09 of Companhia Paranaense de Energia - COPEL, registered with the Board of Trade of Paraná State under #00/010561-9, on 3.23.2000.

.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.